SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number: 000-23180

                   NOTIFICATION OF LATE FILING OF FORM 10-QSB

                       For Period Ended: January 31, 2000


                         Part 1. Registrant Information

                    WASATCH INTERACTIVE LEARNING CORPORATION.
                            (Full name of registrant)

        5250 South Commerce Drive, Suite 101, Salt Lake City, Utah 84107
                     (Address of Principal executive office)


                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III. Narrative

         The Company merged with a private operating company and needs more time to properly complete its Form 10-QSB for the quarter ended January 31, 2000.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                  Todd Brashear                               (801) 261-1001
                  -------------                               --------------
                     (Name)                                  (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                         [x] Yes  [ ] No



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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         [x] Yes  [ ] No

         The Company had no operations last year and the results of operations from January 20, 2000 until January 31, 2000 of the privately held operating company will be included in this Form 8-K.

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                    WASATCH INTERACTIVE LEARNING CORPORATION
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 16, 2000                        By: /s/ Barbara Morris
                                                ------------------
                                            Name: Barbara Morris
                                            Title:   President

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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